So
3-7-02

02019118

SECURITI[ES AND EXCHANGE COM]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 28 2002
366

SEC FILE NUMBER
8-38685

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
American Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 High Point Lane, Suite B
(No. and Street)

East Peoria (City) — Illinois (State) — 61611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Uselton — 800-747-6688
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hunter, Atkins & Russell, PLC
(Name — *if individual, state last, first, middle name*)

5805 North Grand (Address) — Oklahoma City (City) — Oklahoma (State) — 73118 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BP 3/22

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, Mark Uselton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Investment Services, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Mark A. Uselton 2-27-02
Signature

Manager
Title

Cathelyn M Barrett
Notary Public
not. exp 4-12-03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTER, ATKINS & RUSSELL, PLC
CERTIFIED PUBLIC ACCOUNTANTS

A.T.(Al) Hunter
Dennis Atkins
Casey Russell

Member SEC
Practice Section

5805 North Grand, Suite D
Oklahoma City, OK 73118
Mail: P.O. Box 12056
Oklahoma City, OK 73157
Telephone: (405) 843-3964
Fax: (405) 843-9975
E-mail: HARCPAS@hotmail.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
American Investment Services, Inc.
East Peoria, Illinois

We have audited the accompanying statement of position of American Investment Services, Inc. as of December 31, 2001, and the related statements of income, cash flows and stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Investment Services, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has significant pending litigation that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information contained on pages 13 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 15, 2002

American Investment Services, Inc.

Statement of Position
December 31, 2001

Assets		
Cash	$	323,557
Receivables From Related Parties		94,142
Commissions Receivable and Advances		962,885
Securities at Market Value		186,687
Deferred Tax Asset		128,473
Cash in Clearing Accounts		257,511
Total Assets		1,953,255
Liabilities		
Accounts Payable		55,191
Accrued Expenses		19,554
Accrued Commissions and Expenses		1,016,630
Subordinated Note Payable		75,000
Total Liabilities		1,166,375
Stockholder's Equity		
Common Stock, $.0001 par value; 2,000,000 shares authorized, 1,100,000 shares issued and outstanding at December 31, 2001		110.00
Additional Paid in Capital		2,550,880
Retained Deficit		(1,764,110)
Total Stockholder's Equity		786,880
Total Liabilities and Stockholder's Equity	$	1,953,255

American Investment Services, Inc.

Statement of Income and Changes in Retained Deficit
As of and for the Year Ending December 31, 2001

Revenue		
Commissions		
Standard	$	11,651,164
Mutual Funds		2,431,208
Insurance		2,254,158
Rebates		108,828
Commodity		4,050
Total Revenues		16,449,408
Expenses		
Commmissions		12,241,403
Broker Dealer Fees		1,566,317
Wages and Benefits		1,123,792
Office Expense		1,099,276
Bad Debt Expense		257,666
Professional Fees		203,280
Recruiting Expense		51,496
Miscellaneous		25,978
Administrative - Related Party		939,766
Total Expenses		17,508,974
Income (Loss) From Operations		(1,059,566)
Other Income (Expense)		
Interest Participation		189,687
Miscellaneous Revenue		592,517
Unrealized Gain (Loss) on Securities		(80,258)
Deferred Tax Benefit		128,473
Total Other Income (Expenses)		830,419
Net Income (Loss)		(229,147)
Retained Deficit, Beginning		(1,534,963)
Retained Deficit, Ending	$	(1,764,110)

The accompanying notes are an integral part of these financial statements.

American Investment Services, Inc.

Statement of Cash Flows

As of and for the Year Ending December 31, 2001

Cash Flows From Operating Activities	
Net Income (Loss)	(229,147)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) in Operating Activities	
Increase in Deferred Tax Asset	(128,473)
Unrealized Gain (Loss) on Securities	80,258
Effects of Changes in Operating Assets and Liabilities	
Receivables from Related Parties	(28,310)
Commissions Receivable and Advances	308,774
Cash in Clearing Accounts	(107,511)
Accounts Payable	(193,852)
Accrued Expenses	(704)
Accrued Commmissions and Expenses	117,717
Net Cash Provided (Used) by Operating Activities	(181,248)
Cash Flows From Investing Activities	
Purchase of Securities	(251,357)
Net Cash Provided (Used) by Investing Activities	(251,357)
Cash Flows From Financing Activities	
Proceeds From Capital Contribution	536,169
Net Cash Provided (Used) by Financing Activities	536,169
Net Increase (Decrease) in Cash	103,564
Cash, Beginning of Year	219,993
Cash, End of Year	$ 323,557

The accompanying notes are an integral part of these financial statements

American Investment Services Inc.

Statement of Stockholder's Equity
As of and for the Year Ending December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
Balance, December 31, 2000	110	2,014,711	(1,534,963)	479,858
Net Income (Loss)			(229,147)	(229,147)
Capital Contributed by Related Parties		536,169		536,169
Balance, December 31, 2001	$ 110	$ 2,550,880	$ (1,764,110)	$ 786,880

The accompanying notes are an integral part of these financial statements

AMERICAN INVESTMENT SERVICES, INC.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
As of and for the Year Ended December 31, 2001

NATURE OF BUSINESS

American Investment Services, Inc. was organized on September 2, 1987 in the State of Illinois. The Company is a wholly owned subsidiary of AISCO Holdings, Ltd. For income tax purposes, AISCO Holdings, Ltd. files a consolidated income tax return with American Investment Services, Inc. and its other wholly owned subsidiaries.

The Company operates as a broker/dealer under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker/dealer, hold no funds or securities for, or owe money or securities to, customers and effectuate all financial transactions with its customers through a bank account designated as a special account for exclusive benefit of its customers.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

CASH IN CLEARING ACCOUNTS

The Company is required to maintain deposits with its clearing firms. As of December 31, 2001 the required amount was $225,000. These accounts are restricted to these amounts and may not be drawn down below this level.

SECURITIES

Securities consist of marketable equitable securities traded on public exchanges and are marked to market monthly.

REVENUE RECOGNITION

Commission income and expense is recorded on a settlement-date basis, which does not produce financial results materially different from a trade-date basis.

INCOME TAXES

Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities for financial statement purposes and their tax bases. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

The Company is a member of a group that files a consolidated federal income tax return. Accordingly, income taxes payable to or refundable from taxing authorities are recognized by the parent company, which is the taxpayer for income tax purposes. Income taxes are allocated among members of the controlled group. This allocation approximates the amounts that would be reported if the Company was separately filing its own tax return.

NOTE 1 - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. However, the Company has significant amounts of pending litigation for which financing is not available in the event of an unfavorable outcome. The Company has suffered recurring losses and has a retained deficit of $1,764,110 as of December 31, 2001. Management feels that in the event of an unfavorable outcome involving the pending litigation that its parent companies, AISCO Holdings, Ltd., and National Capital Companies, Inc. will assume the liability and provide cash advances to meet the Company's cash flow and minimum net capital requirements. However, neither company has agreed in writing to provide such support, if necessary.

In view of these matters, realization of a major portion of the assets in the accompanying statement of position is dependent upon continued operations of the Company which, in turn, is dependent upon the Company's ability to meet its operating requirements. Management believes that actions presently being taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be reduced below $100,000 at December 31, 2001, or if the resultant net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $298,369, which was $198,369 in excess of its required net capital of $100,000 aggregate indebtedness was $1,091,375 and the ratio of aggregate indebtedness to net capital was 3.66 to 1.

NOTE 3 – SUBORDINATED NOTE PAYABLE - RELATED PARTY

At December 31, 2001 the Company had subordinated notes payable of $75,000. The note was obtained on August 15, 1998 and bears interest at 8 percent per annum. The note is due in full on August 31, 2002. The subordinated borrowings are covered by agreements approved by the NASD and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. The notes are subordinate in right of payment and subject to the prior payment of all present and future claims of creditors.

NOTE 4 – CAPITAL STRUCTURE

The Company has the following classes of stock available for sale:

> 2,000,000 Shares of Class A, $.0001 par value common stock are authorized. 1,100,000 Shares are issued and outstanding at December 31, 2001. The shares are noncumulative, voting, and carry no preemptive rights.
>
> 475,000 Shares of Class A, $1 par value preferred stock are authorized. Zero shares are issued and outstanding at December 31, 2001. The shares are cumulative, nondividend paying, voting, and carry no preemptive rights. The shares carry preference on dissolution over common Class A.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company pays rent to Facilities Financial Corporation, a related party through common ownership. Rent is paid on building and equipment rental and utilities expenses. Total rent expense for the year ended December 31, 2001 was $120,000.

The Company payed AISCO Agencies, Inc. $939,766 for various administrative and commission expenses.

NOTE 6 – INCOME TAXES

The Company's provision for income tax differs from the tax that would result from applying statutory federal tax rates to income before income taxes primarily because of state taxes, nondeductible expenses, and the benefits of net operating loss carryforwards.

At December 31, 2001, the Company has carryforwards available to offset future years taxable income of approximately $229,147, the operating loss carryforward generated a tax asset of $128,473 and net tax income benefit of $128,473.

NOTE 7 – CONTINGENCIES

The Company is the defendant in several lawsuits alleging various claims which include: fraud, misrepresentation and omissions, churning, trading of unsuitable investments, negligence, breach of fiduciary duty, conversion, breach of contract, violation of NASD rules and negligent supervision. The suits ask for actual damages, punitive damages, interest, costs and attorney fees. The aggregate of these suits is estimated to be over $10,000,000. Outside counsel for the Company has advised that at this stage in the proceedings, they cannot offer an opinion as to the probable outcomes.

The Company's parent company, AISCO Holdings, Ltd., has agreed to assume the liability if an adverse outcome is reached in any of the above mentioned lawsuits.

NOTE 8 – RELATED PARTY FINANCING

The Company has received an irrevocable letter of commitment from AISCO Holdings, Ltd. to provide cash advances and other financial support needed to meet the Company's cash flow requirements through December 31, 2002.

NOTE 9 - SUBSEQUENT EVENT

As of the December 31, 2001 the Company has marketable equity securities valued at a market value of $186,687. Approximately 81% or $150,000 of this value is comprised of one stock. The Company owns 25,000 shares with a market value of $6.00 a share as of December 31, 2001. As of February 15, 2001 the market price for this stock had declined to $3.37 per share.

SUPPLEMENTAL INFORMATION

AMERICAN INVESTMENT SERVICES, INC.
COMPUTATIONS OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

		2001
NET CAPITAL		
Total stockholder's equity qualified for net capital	$	861,880
DEDUCTIONS		
Nonallowable assets:		
Receivables from related parties		94,142
Deferred Tax Asset		128,473
Commissions advanced		417,960
Total deductions		640,575
Net capital before haircuts		221,305
HAIRCUTS ON SECURITIES		51,409
NET CAPITAL	$	169,896
AGGREGATE INDEBTEDNESS		
Accounts payable	$	55,191
Accrued Expenses		19,554
Accrued commissions and Expenses		1,016,630
TOTAL AGGREGATE INDEBTEDNESS	$	1,091,375
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	100,000
Excess (deficit) net capital	$	69,896
Ratio - aggregate indebtedness to net capital		6.42
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) FOCUS Report	$	262,545
Write-off of Registered Rep Advances		(73,566)
Miscellaneous Audit Adjustments		(19,083)
TOTAL	$	169,896

AMERICAN INVESTMENT SERVICES, INC.
SUPPLEMENTAL INFORMATION RELATING TO THE FINANCIAL STATEMENTS
December 31, 2001

STATEMENT RELATING TO THE EXEMPTIVE PROVISION OF RULE 15c3-1

The Company is exempt from Rule 15c3-1 under paragraph (k)(2)(i). The Company does not receive funds or securities for customers.

STATEMENT OF INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-1

The Company is exempt from the possession and control requirements of Rule 15c3-1 under paragraph (k)(2)(i). The Company had not customers' fully paid securities or excess margin securities that required possession or control, as defined under Rule 15c3-3, as of December 31, 2001.

AMERICAN INVESTMENT SERVICES, INC.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Years Ended December 31, 2001

Subordinated Liabilities at December 31, 2000	75,000
Decrease	
Payment of subordinated notes	-
Subordinated Liabilities at December 31, 2001	75,000

HUNTER, ATKINS & RUSSELL, PLC
CERTIFIED PUBLIC ACCOUNTANTS

A.T.(Al) Hunter
Dennis Atkins
Casey Russell

Member SEC
Practice Section

5805 North Grand, Suite D
Oklahoma City, OK 73118
Mail: P.O. Box 12056
Oklahoma City, OK 73157
Telephone: (405) 843-3964
Fax: (405) 843-9975
E-mail: HARCPAS@hotmail.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
American Investment Services, Inc.
East Peoria, Illinois

In planning and performing our audit of the financial statements of American Investment Services, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by American Investments Services, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisions, and the recordation of differences required by Rule 17a-13; or (2) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of American Investment Services, Inc. for the year ended December 31, 2001, and this report does not affect our report thereon dated February 15, 2002.

> There is an inadequate segregation of duties among personnel involved in the accounting function due to the small size of the Company. Corrective action is not practical under the circumstances.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives, except for the item noted above.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 15, 2002

TABLE OF CONTENTS

AMERICAN INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2001